AQUANTIA CORP.

105 E. Tasman Drive

San Jose, California 95134

October 31, 2017

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Legal Branch Chief
Tom Jones, Legal Staff Attorney
Brian Cascio, Accounting Branch Chief
Julie Sherman, Accounting Staff Attorney
Amanda Ravitz, Assistant Director, Office of Electronics and Machinery

RE:	Aquantia Corp.
Registration Statement on Form S-1
File No. 333-220871

Ladies and Gentlemen:

Aquantia Corp. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Thursday, November 2, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Joshua A. Kaufman and Alison Haggerty of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Joshua A. Kaufman of Cooley LLP, counsel to the Registrant, at (212) 479-6495, or in his absence, Alison Haggerty at (212) 479-6596.

[Signature Page Follows]

Very truly yours,

AQUANTIA CORP.

By:	/s/ Faraj Aalaei

Name:	Faraj Aalaei
Title:	President and Chief Executive Officer

cc:	Faraj Aalaei, Aquantia Corp.

Mark Voll, Aquantia Corp.

Babak Yaghmaie, Cooley LLP

Robert Phillips, Cooley LLP

Joshua A. Kaufman, Cooley LLP

Alison Haggerty, Cooley LLP

Jorge del Calvo, Pillsbury Winthrop Shaw Pittman LLP

Davina K. Kaile, Pillsbury Winthrop Shaw Pittman LLP

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